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0549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/04 (MM/DD/YY) AND ENDING 04/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H&R Block Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

719 Griswold Street, Suite 1700
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barb Kesterson (816) 701-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

150 West Jefferson, Suite 1200	Detroit	MI	48226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barb Kesterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H&R Block Financial Advisors, Inc., as of April 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULITA KARGOL
Notary Public, State of Michigan
County of Wayne
My Commission Expires Feb. 23, 2009
Acting in the County of Wayne

Julita Kargol
Notary Public

Barb Kesterson
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
H&R Block Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of H&R Block Financial Advisors, Inc. (the Company) as of April 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H&R Block Financial Advisors, Inc. as of April 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 20, 2005

H&R BLOCK FINANCIAL ADVISORS, INC.

Statement of Financial Condition

April 30, 2005

Assets

Cash and cash equivalents	$	90,232,510
Special reserve account for benefit of customers – cash		465,000,000
Deposits with clearing organizations:		
Cash		3,416,537
U.S. Government and other securities – at market value		1,405,888
Receivables:		
Customers – less reserve for doubtful accounts of $1,785,523		559,355,807
Brokers, dealers, and clearing organizations		30,259,011
Other (including receivables from affiliates of $1,766,348)		23,164,102
Securities owned – at market value		10,393,613
Property and equipment – at cost less accumulated depreciation and amortization of $29,032,001		15,039,979
Exchange memberships – at cost (market value of $2,510,000)		712,154
Other assets		12,222,963
Total assets	$	1,211,202,564

Liabilities and Stockholder's Equity

Securities sold, not yet purchased – at market value	$	674,956
Payables:		
Customers		857,234,282
Drafts payable		31,737,664
Brokers, dealers, and clearing organizations		94,891,207
Accounts payable and accrued expenses (including payables to affiliates of $16,398,018)		65,298,713
Total liabilities		1,049,836,822
Commitments and contingencies (note 8)		
Stockholder's equity:		
Common stock (no par value. Authorized 10,000,000 shares; issued and outstanding 3,656,000 shares)		36,560
Additional paid-in capital		87,911,310
Retained earnings		73,417,872
Total stockholder's equity		161,365,742
Total liabilities and stockholder's equity	$	1,211,202,564

See accompanying notes to statement of financial condition.

(1) Business

H&R Block Financial Advisors, Inc. (the Company) is a registered securities broker-dealer and is an indirectly wholly owned subsidiary of H&R Block, Inc. The Company engages in a securities brokerage business primarily for retail customers throughout the United States. It is also a dealer in corporate and municipal bonds and U.S. Government and U.S. Government agency securities and certificates of deposit. The Company is a member of the New York Stock Exchange, Inc. (NYSE) and other principal securities exchanges. The Company is a Registered Investment Advisor (RIA) with the Securities and Exchange Commission (SEC).

Other products and services provided to customers include: money market funds, with sweep provisions for settlement of customer transactions; fixed income products; mutual funds; margin accounts; checking privileges; option accounts; account access/review via the Internet; dividend reinvestment; on-line trading; fee-based accounts; accounts with cash management features; professionally managed accounts (PMA); individual retirement accounts; and investment research.

(2) Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary transactions are reflected on the statement of financial condition on a trade-date basis. Customer transactions are recorded on the statement of financial condition on a settlement-date basis, while the related commissions, floor brokerage, clearance fees, and other expenses are recognized in the statement of operations on a trade-date basis.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. The Company is required, in the event of the nondelivery of customers' securities owed to it by other broker-dealers or by its customers, to purchase identical securities in the open market. Such purchases could result in losses not previously reflected in the statement of operations.

Securities owned and securities sold, not yet purchased are carried at market value. Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities. The Company will be obligated to acquire the necessary securities at prevailing market prices in the future to satisfy this obligation.

Securities purchased under agreements to resell (resale agreements) are accounted for as collateralized financings and are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale agreements. The market value of the securities is determined daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contracts.

(Continued)

Depreciation of equipment and amortization of software are recorded using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement or the remaining life of the lease, whichever is shorter.

The Company is included in the Federal consolidated income tax return and certain combined/unitary state income tax returns filed on a calendar basis for H&R Block, Inc. and subsidiaries. In states where combined/unitary returns are not filed, the Company directly files its own income tax returns.

Nonsegregated highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. At April 30, 2005, the Company had $5,706,510 in money market fund investments, which are included in cash and cash equivalents on the statement of financial condition.

(3) Special Reserve Account for Benefit of Customers

Cash has been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at quoted market values at April 30, 2005 are as follows:

		Securities owned	Securities sold, not yet purchased
U.S. Government and agency securities	$	1,076,507	—
Municipal securities		6,617,343	11,638
Various fixed income securities (including preferred stock)		1,429,004	612,116
Equity securities		1,270,759	51,202
Total	$	10,393,613	674,956

(5) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on margin and cash transactions. The receivables are collateralized substantially by customers' securities held, which are not reflected on the statement of financial condition.

(6) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers and dealers represent collateralized balances and are generally collected within 30 days. As of April 30, 2005, the Company had pledged customer-owned securities totaling $44,608,928 with a clearing organization to satisfy margin deposit requirements of $36,709,805.

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and

the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

At April 30, 2005, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following:

Receivables:		
Securities failed to deliver	$	2,528,651
Deposits for securities borrowed		27,730,360
	$	30,259,011
Payables:		
Securities failed to receive	$	3,387,718
Deposits for securities loaned		89,386,897
Clearing organizations		2,116,592
	$	94,891,207

(7) Stock Borrow and Loan Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash and/or other collateral with the lender. Securities loaned represent securities owned by customers which were purchased on margin and have been loaned to other broker-dealers. When loaning securities, the Company receives cash collateral approximately equal to the value of the securities loaned. The amount of cash collateral is adjusted as required for market fluctuations in the value of the securities loaned. Interest rates paid on the cash collateral fluctuate as short-term interest rates change.

(8) Lines and Letters of Credit, Commitments, and Contingencies

The Company has a $300,000,000 line of credit from Block Financial Corporation, a subsidiary of H&R Block, Inc. There were no borrowings under this line of credit during the year or at April 30, 2005. There were no compensating balance requirements related to this line of credit during the year.

As of April 30, 2005, the Company had letters of credit with a financial institution with a credit limit of $125,000,000. There were no borrowings on these letters of credit during the year and no outstanding balances on them at April 30, 2005.

(Continued)

The Company leases office facilities over varying periods extending to 2012. As of April 30, 2005, the Company's approximate minimum annual rental commitments under noncancelable operating leases are as follows:

Fiscal year ended:		
2006	$	17,105,552
2007		15,151,460
2008		12,807,280
2009		10,239,464
2010 and Thereafter		4,531,192
	$	59,834,948

Certain of the office leases contain renewal options ranging from one to five years. The office leases generally provide for rent escalation from increased assessments for real estate taxes and other charges.

The Company is a defendant and respondent in a number of civil actions, arbitrations, regulatory inquiries, and class actions arising out of its business as a broker-dealer. The Company believes it has meritorious defenses against these claims and intends to assert them vigorously. The amounts asserted in these claims are substantial in some instances, and the ultimate liability with respect to such litigation is difficult to predict. While management cannot provide assurance the Company will ultimately prevail in each instance, management believes that amounts, if any, required to be paid by the Company in the discharge of liabilities or settlements will not have a material adverse affect on the Company's results of operations or financial position. In accordance with appropriate accounting standards, the Company has accrued for certain matters.

As reported in the Form 8-K dated November 8, 2004, the NASD brought charges against HRBFA regarding the sale by HRBFA of approximately $15 million of Enron debentures in 2001. Two private civil actions subsequently were filed against HRBFA concerning the matter raised in the NASD's charges, both of which were subsequently dismissed without prejudice. We intend to defend the NASD charges vigorously, although there can be no assurances regarding the outcome and resolution of the matter.

(9) Net Capital Requirements

The Company is required to maintain minimum net capital as defined under Rule 15c3-l of the Securities Exchange Act of 1934 and has elected to comply with the alternative minimum net capital requirement, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of the combined aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5% of combined aggregate debit items or 120% of the minimum net capital required. At April 30, 2005, the Company had net capital of $121,246,140, which was 19.20% of aggregate debit items, and exceeded its minimum required net capital of $12,628,838 by $108,617,302.

(10) Income Taxes

In accordance with the intercompany tax-sharing agreement, the Company calculates its tax benefit on a separate-company basis, except that the total amount of taxes payable or receivable (both current and deferred) is settled on a current basis.

(11) Related-party Transactions

Except as discussed in other footnotes to these financial statements, summarized below are relevant related party transactions.

Directors, officers and associates of the Company and affiliated companies maintain cash accounts and margin accounts with the Company and execute securities transactions through the Company in the ordinary course of business.

Certain future rental commitments (see note 8) represent amounts payable to other affiliates under various operating leases covering branch offices and equipment. The Company is obligated to pay utilities, real estate taxes, and other occupancy expenses under these leases.

The Company pays its indirect parent a royalty of 2% of gross revenues for the use of the H&R Block name.

H&R Block Financial Corporation, the Company's direct parent, contributed $41,500,000 of additional capital during the fiscal year ending April 30, 2005.

At April 30, 2005, the Company had a net payable to H&R Block, Inc. of $11,504,710, a net payable to Block Financial Corporation of $2,718,642, and a net payable to other affiliates of $408,319. All of these balances were for general operating expenses.

Included in professional fees and services is $17,305,388 in corporate allocations, which was paid to H&R Block, Inc. for corporate and technology support.

(12) Estimated Fair Values of Financial Instruments

The fair value of all financial instruments other than securities, reflected on the statement of financial condition (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations, and customers, and securities purchased under agreements to resell) approximates the recorded value due to the short-term nature of the financial instruments.

(13) Employee Benefit Plans

Employees 21 years of age and older are eligible to participate in H&R Block's Retirement and Savings Plan (the Plan) on a voluntary basis. Contributions made by the Company vest immediately. The Company matches the employees' contributions up to 5% of compensation.

For the fiscal year ended April 30, 2005, the Company's matching contributions totaled $5,698,177 and are included in employee compensation and benefits in the statement of operations.

The Company has established a deferred compensation plan for the benefit of certain management or highly compensated employees. Income deferred by plan participants is not matched by the Company. The Company, in its sole discretion, may make Company contributions to any participant's account. Company contributions vest four years from the date credited to the account.